July 21, 2014

VIA EDGAR

Ms. Karen Rossotto
Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC  20549

Re:	American Century International Bond Funds (the “Registrant”) (File Nos. 033-43321, 811-06441) – Emerging Markets Debt Fund

Dear Ms. Rossotto:

Please find below our responses to your comments that we discussed on June 18, 2014, regarding the Post-Effective Amendment No. 42, filed on May 1, 2014, to the Registrant’s registration statement for the Emerging Markets Debt Fund (the “fund”).  For your convenience, we restated each of your comments prior to our responses.

1.	Comment: In the strategy sections of the prospectus, please add the parenthetical “plus any borrowings for investment purposes” following the 80% of net assets language.

Response: The fund has a fundamental policy against borrowing any money, except for temporary or emergency purposes, as set out in the fund’s statement of additional information.  Accordingly, we believe it could be confusing and potentially even misleading to investors if we add the suggested language “(plus any borrowings for investment purposes)” to the prospectus disclosure, without also disclosing that the fund has a fundamental investment policy against borrowing. Given the fund’s fundamental investment policy, we believe the current disclosure is better suited to the fund’s situation.

2.	Comment: Please add the factors that help define what “economically tied to” means in the summary section of the prospectus.

 Response:  We added language in the summary section to help define what is meant by “economically tied to”.

3.	Comment: The first time a reference to high-yield debt securities appears, please add a parenthetical reference that these securities are also known as “junk bonds”.

Response:  We added the reference as requested.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Ms. Karen Rossotto
July 21, 2014

4.	Comment: Consider adding the fund’s policy with respect to duration or maturity in the summary prospectus section.

Response:  We added disclosure in both the summary and statutory prospectus sections on the fund’s expected average duration as well as an explanation of what duration measures.

5.	Comment: In the discussion of derivative instruments, the Registrant has only listed foreign currency exchange contracts; consider disclosing other derivatives instruments that the fund will utilize.

Response:  As part of our May 1st filing, we included additional types of derivatives that the fund will invest in, including futures and swap agreements.  We are also adding options to the list of derivative instruments.

6.	Comment: Please add a brief explanation of what is meant by “hedging” in the explanation of why the fund uses derivatives instruments.

Response:  We added a brief explanation of hedging.

7.	Comment: Please separate the risks associated with high-yield investments from the disclosure on credit risk.

Response:  In both the summary and statutory prospectus sections, we have separated the high-yield risk from the credit risk into a separate risk factor.

8.	Comment: With respect to the fund’s investments in derivative instruments, please tailor the disclosure to the fund’s specific derivatives use.

Response:  We have included the derivatives in which the fund primarily plans to invest, as well as the purpose of those investments and the risks associated with them.

9.	Comment: Please consider adding specific risks associated with investing in sovereign debt.

Response:  We have added disclosure regarding the risks of investing in sovereign debt.

10.	Comment: Pursuant to Item 9(d) of N-1A, if a description of the fund’s policies and procedures with respect to the fund’s portfolio securities is available on the fund’s website, please disclose it.

Ms. Karen Rossotto
July 21, 2014

Response:  The fund’s policies and procedures with respect to the fund’s disclosure of portfolio securities is not available on the fund’s website.  A description of the policies and procedures with respect to the disclosure of the fund’s portfolio securities is available in the statement of additional information.  That fact is disclosed in the fund’s prospectus.

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above, please contact me at christy_crossley@americancentury.com or 816-340-3224.

Sincerely,

/s/ Christine J. Crossley

Christine J. Crossley
Assistant Secretary